

December 14, 2012

Via Facsimile
Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

      Re: **Web.com Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 13, 2012
              Form 8-K/A filed November 4, 2011
              File No. 000-51595

Dear Mr. Carney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph, page 28

1.   Please disclose in your response letter, and confirm that you will disclose in future filings, the component companies of the Peer Group Index used in the performance graph. Refer to Instruction 5 to Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 44

2.   We note your disclosure on page 85 that you have undistributed foreign earnings of $1.7 million as of December 31, 2011. Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Non-GAAP Financial Measures, page 48

3.   We note the disclosures on pages 31 and 49 that you monitor non-GAAP financial measures because they help management and investors "gauge [y]our ability to generate cash flow." Similarly, we note that in your Form 8-K dated October 25, 2012 you indicate that certain expenses are excluded because the expense is "non-cash in nature" and you state that excluding depreciation provides meaningful information regarding your "liquidity and [your] ability to invest in research and development and fund acquisitions and capital expenditures." In your August 6, 2010 response to our comment 5 you indicated that your non-GAAP measures are used to provide investors with a better understanding of your operating performance. However, based upon the current disclosures in your Form 10-K, and the Forms 10-Q and earnings releases filed during 2012, it appears that you are trying to convey information regarding your liquidity and cash generation. If these measures are intended as liquidity measures, please explain why you chose to reconcile these measures to net (loss) income, net (loss) income per share, operating loss and operating margin, as applicable. Refer to Footnote 26 in SEC Release No. 34-47226.

Item 8. Financial Statements and Supplementary Data

Note 1 – The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 62

4.   We note your disclosure that revenue from multiple element arrangements is based upon relative selling price assigned to each element. Please describe the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for each element. As part of your response, tell us how you considered disclosing your methods in accordance with ASC 605-25-50-2(e).

Note 16 – Income Taxes, page 81

5.   We note that your rate reconciliation on page 84 indicates that a change in tax rate increased your statutory tax rate by 20% for the year ended December 31, 2010. Please provide additional details with respect to the change in tax rate and tell us what consideration you gave to disclosing more detail regarding this change as it appears to be material to 2010 income taxes.

Part III (incorporated by reference from the definitive proxy statement filed March 23, 2012)

Proposal I – Election of Directors, page 5

6.   Item 401(e) of Regulation S-K requires that for each person who serves as a director, you discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. We note that you provide such disclosure for Mr. Durden and Ms. Quazzo, but for your other directors you provide a general statement on page 7 that all of your directors "bring to the company their combined experience and unique expertise." The information called for by Item 401(e) must be provided on an individualized basis. In your response letter, please identify the specific experience, qualifications, attributes or skills of each director, other than Mr. Durden and Ms. Quazzo, which led to the conclusion that the person should serve as a director of your company. Also, confirm in your response letter that you will include corresponding disclosure in future filings. For additional guidance, refer to Question 116.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Item 11. Executive Compensation

Executive Compensation Discussion and Analysis

Annual Cash Incentives, page 26

7.   Your executives' 2011 cash bonuses were based in part on the achievement of two company goals, non-GAAP earnings per share and revenue. In your response letter, please disclose the 2011 target levels for these corporate goals and the company' actual performance against such goals, and confirm that you will provide similar disclosure in future filings. Alternatively, advise why such disclosure is not required. Refer to Item 402(b)(2)(v) of Regulation S-K. For additional guidance, refer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Summary Compensation Table, page 35

8.   You included cash awards earned by your executives pursuant to your 2011 annual cash bonus program in the "Bonus" column of this table. In future filings, please disclose

bonuses earned pursuant to a non-equity incentive plan in the column titled "Non-Equity Incentive Plan Compensation." Alternatively, explain why you believe the 2011 cash bonuses were properly included in the "Bonus" column. Refer to Item 402(c)(2)(vii) of Regulation S-K and Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, you disclose on page 28 that Mr. Teichman's 2011 cash bonus was $162,500. In the table, however, his cash bonus is listed as $162,000. Please explain this discrepancy.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 52

9.   You disclose in Note 18 to your Consolidated Financial Statements that you incurred approximately $2.8 million of expense for sales and marketing services provided by Red Ventures during 2011. You also note that General Atlantic LLC, one of your greater than 5 percent shareholders, has a 25 percent ownership interest in Red Ventures. Please advise why that transaction is not disclosed in this section. Refer to Item 13 of Form 10-K and Item 404(a) of Regulation S-K. Also, advise if you have any contracts with Red Ventures and, if so, provide your analysis as to whether they should be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 8-K/A filed November 4, 2011

Exhibit 99.2

Note 3 – Pro Forma Balance Sheet Adjustments

10.   We note in your adjustment (a) that the $24.6 million of acquisition-related transaction costs includes approximately $9.5 million of Network Solutions acquisition-related transaction costs. Please tell us the other costs included in the $24.6 million total adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matt Crispino, Staff Attorney, at (202) 551-3456 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief